March 28, 2025

Geoffrey Andersen
Chief Executive Officer
Opti-Harvest, Inc.
2121 Avenue of the Stars
Los Angeles, CA 90067

       Re: Opti-Harvest, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed March 12, 2025
           File No. 024-12560
Dear Geoffrey Andersen:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 20, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Cover Page

1. We note your response to prior comment two regarding the conversion provisions of your Series B 10% Convertible Preferred Stock. We note that you provide an illustrative example of how many shares of common stock that your Series B 10%
       Convertible Preferred Stock may be converted into, depending on certain assumptions, and noting that the each share of your preferred stock will cost $1,200.
       We note that your offering price is $2,500 per share, not $1,200, for your Series B
       10% Convertible Preferred Stock. Please revise your calculation using your offering price.
 March 28, 2025
Page 2
Summary
Our Technology and Products, page 5

2. We note that your response to prior comment six regarding your references to AI and machine learning throughout your Offering Circular. Please clarify whether your references to "AI" on pages 7-8, 48-49, 53, and 61 refer to Agricultural Intelligence or
      Artificial Intelligence. If you are referring to Artificial Intelligence, please define what you mean by Artificial Intelligence and whether you currently have any internally developed Artificial Intelligence software.
General

3. We note your response to prior comment 13. Please tell us the date you terminated or completed the Reg. D offering.

       Please contact Edwin Kim at 202-551-3297 or Jeff Kauten at 202-551-3447 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Thomas E. Puzzo, Esq.